

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2022

John Van Orden
Chief Financial Officer
Village Super Market Inc
733 Mountain Avenue
Springfield NJ 07081

      Re: Village Super Market Inc
           Form 10-K for the Fiscal Year Ended July 31, 2021
           Filed October 14, 2021
           File No. 001-33360

Dear Mr. Van Orden:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services